

NEWS RELEASE

FOR IMMEDIATE RELEASE

November 12, 2008

CAPITOL FEDERAL FINANCIAL
REPORTS FISCAL YEAR 2008 RESULTS

Topeka, KS - Capitol Federal Financial (NASDAQ: CFFN) (the "Company") announced results today for the fiscal year ended September 30, 2008. Detailed results will be available in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2008, which will be filed on or about December 1, 2008 and posted on our website, http://ir.capfed.com/sec.cfm. Highlights for the fiscal year include (public share information is not calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP")):

- net income of $51.0 million, an $18.7 million, or 58%, increase from fiscal year 2007,

- diluted earnings per common share of $0.70, a $0.26 per share, or 59%, increase from fiscal year 2007,

- diluted earnings per public share of $2.45, a $0.90 per share, or 58%, increase from fiscal year 2007,

- dividends paid of $2.00 per public share,

- an equity to total assets ratio of 10.82%,

- non-performing loans to total loans ratio of 0.26%, and

- the Company continues to maintain substantial access to liquidity.

Results of Operations for the Fiscal Year Ended September 30, 2008

For fiscal year 2008, the Company recognized net income of $51.0 million compared to net income of $32.3 million in fiscal year 2007. The $18.7 million increase in net income was primarily a result of a $28.5 million decrease in interest expense and a $5.8 million increase in other income, partially offset by an $8.6 million increase in income tax expense, a $4.0 million increase in other expenses, and a $2.3 million increase in the provision for loan loss.

Total interest and dividend income for the current fiscal year was $410.8 million compared to $411.6 million in the prior fiscal year. Total interest expense for the current fiscal year was $276.6 million compared to $305.1 million in the prior fiscal year. Net interest margin, before provision for loan losses, was $134.2 million compared to $106.4 million in the prior fiscal year.

Interest income on loans receivable in the current fiscal year was $302.0 million compared to $294.7 million in the prior fiscal year. The $7.3 million increase in loan interest income was a result of a $71.4 million increase in the average balance of the loan portfolio between the two periods and an increase of 6 basis points in the weighted average yield of the loan portfolio to 5.68% for the current fiscal year. The increase in the weighted average yield can be attributed to loans originated throughout the year at rates higher than the overall portfolio rate.

Interest income on government agency-backed mortgage-related securities ("MBS") in the current fiscal year was $88.4 million compared to $68.8 million in the prior fiscal year. The $19.6 million increase in interest income was due to an increase of $282.3 million in the average balance of the portfolio and an increase of 40 basis points in the average yield to 4.68% for the current fiscal year. The increase in the average portfolio balance was due primarily to the utilization of cash available for investment and funds from borrowings to purchase MBS rather than other investment securities due to the more favorable yields available on MBS. The weighted average yield of the MBS portfolio increased between the two periods due to the purchase of MBS with yields higher than the existing portfolio, the maturity and repayment of MBS with lower yields, and adjustable-rate mortgages resetting to higher coupons.

Interest income on investment securities in the current fiscal year was $9.9 million compared to $30.8 million in the prior fiscal year. The $20.9 million decrease in interest income was primarily a result of a decrease of $414.4 million in the average balance of the portfolio and, to a lesser extent, a 61 basis point decrease in the weighted average portfolio yield to 4.09% for the current fiscal year. The decrease in the average balance was a result of maturities and calls which were not reinvested into investment securities and were used, in part, to fund maturing FHLB advances and purchase higher yielding MBS during fiscal year 2008. The decrease in the weighted average yield of the portfolio was attributed to purchases with lower yields than the existing portfolio and maturities and calls of securities with higher yields.

Dividends on FHLB stock in the current fiscal year were $6.9 million compared to $10.0 million in the prior fiscal year. The $3.1 million decrease in dividend income was due to a 117 basis point decrease in the average yield to 5.36% for the current fiscal year and a $24.3 million decrease in the average balance. The dividend rate on FHLB stock correlates to the federal funds rate, which also decreased during the current fiscal year. The decrease in the average balance was due to the redemption of shares as the required number of shares held is based primarily upon the balance of outstanding FHLB advances, which decreased during the current fiscal year.

Interest income on cash and cash equivalents in the current fiscal year was $3.6 million compared to $7.2 million in the prior fiscal year. The $3.6 million decrease was a result of a 200 basis point decrease in the average yield to 3.11% for the current fiscal year due to a decrease in short-term market interest rates, and a decrease of $26.2 million in the average balance as cash was utilized to purchase MBS and fund maturing FHLB advances.

Interest expense on deposits in the current fiscal year was $133.4 million compared to $147.3 million in the prior fiscal year. The $13.9 million decrease in interest expense was primarily a result of a decrease in the rate on the money market, certificate and savings portfolios due to the portfolios repricing to lower market rates. During fiscal year 2007, Capitol Federal Savings Bank (the "Bank") increased the rates offered on its certificate of deposit portfolio, with an emphasis on the 19 month to 36 month maturity category, in order to remain competitive. As certificate of deposits matured during fiscal year 2008, the amounts retained rolled into lower rate certificate products.

Interest expense on FHLB advances in the current fiscal year was $125.7 million compared to $153.4 million in the prior fiscal year. The $27.7 million decrease in interest expense was primarily a result of a decrease of $456.7 million in the average balance due to maturing advances which were not renewed in their entirety and, to a lesser extent, a decrease of 14 basis points in the average rate to 4.89% for the current fiscal year as a result of the termination of the interest rate swaps. During the current fiscal year, interest expense related to the interest rates swaps was $2.3 million compared to $13.6 million in the prior fiscal year.

Interest expense on other borrowings was $17.5 million compared to $4.5 million in the same period in the prior year. The $13.0 million increase was due to an increase in the average balance of other borrowings, due to the Bank entering into $660.0 million of repurchase agreements during fiscal year 2008.

During the current fiscal year, the Bank recorded a provision for loan losses of $2.1 million compared to a recovery for loan losses of $225 thousand in the prior fiscal year. Based on our evaluation of the issues regarding the real estate markets, the overall economic environment, and the increase in and composition of our delinquencies and non-performing loans, management determined the provision for loan losses was prudent and warranted for the current fiscal year.

Total other income increased $5.8 million to $30.0 million during the current fiscal year compared to $24.2 million for the prior fiscal year. The increase in other income was due primarily to increases in bank owned life insurance ("BOLI") income, retail fees and other income, net. BOLI income was $2.3 million for the current fiscal year compared to $27 thousand in the prior fiscal year as the Bank's BOLI purchase was made during the fourth quarter of fiscal year 2007. Retail fees increased $1.4 million due primarily to an increase in fees received on ATM and Visa check cards from increased volume and an increase in the interchange rate received on point-of-sale transactions. Other income, net increased $1.3 million due primarily to the redemption of shares received in the Visa, Inc. initial public offering.

Total other expenses increased $4.0 million to $82.0 million during the current fiscal year compared to $78.0 million for the prior fiscal year. The increase was due primarily to an increase in salaries and employee benefits of $2.2 million and an increase in other expense, net of $1.9 million. The increase in other expense, net was due primarily to a liability accrual of $594 thousand related to litigation involving Visa, Inc., $420 thousand related to real-estate owned write-downs and a decrease in prior year expenses of approximately $1.0 million.

Income tax expense for the current fiscal year was $29.2 million compared to $20.6 million for the prior fiscal year. The increase in income tax expense was due to an increase in income, partially offset by a decrease in the effective tax rate for the fiscal year to 36.4%, compared to 39.0% for the prior fiscal year. The decrease in the effective tax rate between periods was a result of an increase in nontaxable income from municipal securities and BOLI, along with an increase in pre-tax income.

	For the Year Ended September 30,	
	2008	2007
	(Dollars in thousands, except per share amounts)	
Selected income statement data:		
Interest and dividend income		
Loans receivable	$ 302,020	$ 294,744
Mortgage-related securities	88,395	68,752
Investment securities	9,917	30,849
Other interest and dividend income	10,474	17,205
Total interest and dividend income	410,806	411,550
Interest expense:		
Deposits	133,435	147,279
FHLB advances	125,748	153,363
Other borrowings	17,455	4,468
Total interest expense	276,638	305,110
Provision (recovery) for loan losses	2,051	(225)
Net interest and dividend income	132,117	106,665
Other income	30,027	24,212
Other expenses	81,989	77,971
Income tax expense	29,201	20,610
Net Income	$ 50,954	$ 32,296
Efficiency ratio	49.93%	59.60%
Basic earnings per common share	$ 0.70	$ 0.44
Diluted earnings per common share	$ 0.70	$ 0.44

Financial Condition as of September 30, 2008

Total assets increased $377.7 million from $7.68 billion at September 30, 2007 to $8.06 billion at September 30, 2008. The increase in total assets was primarily attributed to an increase in MBS of $820.1 million which was partially offset by a decrease in investment securities of $381.8 million. The increase in the MBS portfolio was a result of cash flows from the investment securities portfolio being reinvested into the MBS portfolio at a higher average yield, and funds from repurchase agreements being used to purchase MBS. The decrease in the investment securities portfolio was a result of calls and maturities which were not replaced in their entirety.

The balance of our non-performing loans, which were primarily one- to four-family loans, increased from $7.4 million at September 30, 2007 to $13.7 million at September 30, 2008. Our ratio of non-performing loans to total loans increased from 0.14% at September 30, 2007 to 0.26% at September 30, 2008. Despite the increase in non-performing loans at September 30, 2008, our non-performing loans continue to remain at low levels relative to the size of our loan portfolio. The non-performing loans at September 30, 2008 were similar in characteristics to the non-performing loans at June 30, 2008. At September 30, 2008, our allowance for loan losses was $5.8 million or 0.11% of the total loan portfolio and 42% of total non-accruing loans. This compares with an allowance for loan losses of $4.2 million or 0.08% of the total loan portfolio and 57% of total non-accruing loans as of September 30, 2007.

Total liabilities increased $374.1 million from $6.81 billion at September 30, 2007 to $7.18 billion at September 30, 2008. The increase in liabilities was primarily a result of entering into $660.0 million of repurchase agreements, partially offset by a decrease in FHLB advances of $285.1 million. The repurchase agreements replaced certain maturing FHLB advances, as the rate and term offerings on the repurchase agreements were more favorable than other funding options on those dates. Additionally, funds from repurchase agreements were used to purchase MBS. The interest rate spreads between borrowing costs and investment options, at certain times during fiscal year 2008, were at levels above historical averages when considering the related interest rate and credit risk exposure. Management intends to continue to borrow funds to purchase securities when interest rate spreads are at acceptable levels. Management believes such transactions, if completed, will contribute to improving the earnings of the Company and not create excessive interest rate or credit risk exposure.

The Bank continues to maintain access to liquidity in excess of forecasted needs by diversifying its funding sources and maintaining a strong retail oriented deposit portfolio. In addition, the investments of the Bank are government-agency backed securities that are highly liquid, which have not been credit impaired, compared to other classes of investments in recent months, and are available as collateral for additional borrowings or for sale if the need or unforeseen conditions warrant.

Stockholders' equity increased $3.6 million from $867.6 million at September 30, 2007 to $871.2 million at September 30, 2008.

	At September 30,	
	2008	2007
	(Dollars in thousands)	
Selected Balance Sheet Data:		
Total assets	$ 8,055,249	$ 7,677,530
Cash and cash equivalents	87,138	162,791
Investment securities	142,359	524,168
Mortgage-related securities	2,234,339	1,414,271
Loans receivable, net	5,320,780	5,291,426
Capital stock of FHLB	124,406	139,661
Deposits	3,923,883	3,922,782
Advances from FHLB	2,447,129	2,732,183
Other borrowings	713,581	53,524
Stockholders' equity	871,216	867,631
Equity to total assets at end of period	10.82%	11.30%

Management's Discussion of Dividends

We strive to enhance stockholder value while maintaining a strong capital position. We continue to provide returns to stockholders through our dividend payments. On October 28, 2008, the board of directors declared a dividend of $0.50 per share which will be paid on November 21, 2008 to stockholders of record on November 7, 2008. Due to Capitol Federal Savings Bank MHC's ("MHC") waiver of dividends, the dividend of $0.50 per share will be paid only on public shares.

Our cash dividend payout policy is continually reviewed by management and the board of directors. Dividend payments depend upon a number of factors including the Company's financial condition, results of operations, regulatory capital requirements of the Bank, other regulatory limitations on the Bank's ability to make capital distributions of earnings to the Company and the continued waiver of dividends by MHC. It is expected that MHC will continue to waive future dividends except to the extent dividends are needed to fund its continuing operations. At September 30, 2008, Capitol Federal Financial, at the holding company level, had $104.5 million in deposit accounts held at the Bank, available to further the

Company's general corporate and capital management strategies, which could include the payment of dividends.

The Company has a relatively unique corporate structure; therefore reporting of certain information under GAAP is not necessarily reflective of the process considered by the board of directors in connection with its dividend policy. The earnings per share amounts in the following table are presented in accordance with GAAP. Included in the GAAP earnings per share calculations are the average shares held by MHC.

The following is a reconciliation of the denominators of the basic and diluted earnings per share calculations.

	For the Year Ended September 30,	
	2008	2007
	(Dollars in thousands, except per share amounts)	
Net income	$ 50,954	$ 32,296
Average common shares outstanding	72,862,705	72,772,859
Average Employee Stock Ownership Plan ("ESOP") shares outstanding	76,166	76,236
Total basic average common shares outstanding	72,938,871	72,849,095
Effect of dilutive Recognition and Retention Plan ("RRP") shares	5,460	5,902
Effect of dilutive stock options	68,335	115,391
Total diluted average common shares outstanding	73,012,666	72,970,388
Net earnings per share:		
Basic	$ 0.70	$ 0.44
Diluted	$ 0.70	$ 0.44

Because of the waiver of dividends by MHC, the inclusion of shares held by MHC understates earnings available to be paid out through dividends to public stockholders of CFFN stock. The following table is presented to provide a better understanding of the information the board of directors review when considering the amount of dividends to declare. In addition to the information below, the board of directors also considers the amount of cash at the holding company. The table presents basic and diluted earnings per share, excluding shares held by MHC from the earnings per share calculation. **The following information is not presented in accordance with GAAP.**

	For the Year Ended September 30,	
	2008	2007
	(Dollars in thousands, except per share amounts)	
Net income	$ 50,954	$ 32,296
Basic average common shares outstanding	72,938,871	72,849,095
Average shares held by MHC	(52,192,817)	(52,192,817)
Total adjusted basic average shares held by public stockholders	20,746,054	20,656,278
Effect of dilutive RRP shares	5,460	5,902
Effect of dilutive stock options	68,335	115,391
Total adjusted diluted average shares held by public stockholders	20,819,849	20,777,571
Net earnings per share, available to public stockholders:		
Basic	$ 2.46	$ 1.56
Diluted	$ 2.45	$ 1.55

The following table shows the number of shares eligible to receive dividends at September 30, 2008. The unvested shares in the ESOP receive dividends which are recorded through compensation expense. MHC has waived its right to dividends.

Total voting shares outstanding at September 30, 2007	74,258,977
Treasury stock acquisitions	(225,042)
RRP grants	10,000
Options exercised	35,933
Total voting shares outstanding at September 30, 2008	74,079,868
Unvested shares in ESOP	(1,008,194)
Shares held by MHC	(52,192,817)
Total shares eligible to receive dividends at September 30, 2008 (public shares)	20,878,857

On November 10, 2008, the board of directors, in accordance with its previously announced dividend policy, approved a special year end dividend of $0.11 per share payable on December 5, 2008 to shareholders of record as of the close of business on November 21, 2008. The special dividend will be paid only on public shares. Based upon publicly held shares outstanding on November 5, 2008, the following is the calculation determining the amount of the special year end dividend for fiscal year 2008.

Capitol Federal Financial Fiscal Year 2008 Net Income	$50,954,144
Regular Quarterly Dividends Paid during Fiscal Year 2008	41,425,484
Net Income in Excess of Regular Quarterly Dividends Paid	$ 9,528,660
Amount Available for Special Year End Dividend (25% of excess)	$ 2,382,165
Shares Eligible to Receive Dividends on November 5, 2008	20,881,157
Per Share Amount of Special Year End Dividend	$0.11

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 40 branch locations in Kansas, nine of which are in-store branches. Capitol Federal Savings Bank employs 668 full time equivalent employees in the operation of its business and is one of the largest residential lenders in the State of Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President,
Investor Relations	Chief Financial Officer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com